FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-145949

AMERICAN REALTY CAPITAL TRUST, INC.
SUPPLEMENT NO. 8 DATED June 8, 2010
TO THE PROSPECTUS DATED November 10, 2009

This prospectus supplement (this “Supplement No. 8”) is part of the prospectus of American Realty Capital Trust, Inc. (“we” or “us”) dated November 10, 2009 (the “Prospectus”), Supplement No. 6, dated April 22, 2010 (“Supplement No. 6”) and Supplement No. 7, dated May 25, 2010 (“Supplement No. 7”, together with Supplement No. 6, the “Supplements”) and should be read in conjunction with the Prospectus and Supplements.  This Supplement No. 8 supplements, modifies or supersedes certain information contained in our Prospectus and the Supplements.  This Supplement No. 8 will be delivered with the Prospectus and the Supplements.

 The purpose of this Supplement No. 8 is to: (i) report the items voted upon and actions taken at the 2010 Annual Meeting of Stockholders and the 2010 Annual Meeting of our Board of Directors;(ii) report the issuance of stock options and restricted shares to the independent members of our Board of Directors; (iii) revise the disclosure under the section of our Prospectus entitled “Compliance with the American Jobs Creation Act”; (iv) supplement the disclosure regarding the compensation payable to our advisor, American Realty Capital Advisors, LLC (the “Advisor”) and the Advisor’s affiliates; (v) revise the disclosure set forth in one of the risk factors; (vi) supplement the disclosure regarding the advisory agreement entered into between us and the Advisor; and (vii) disclose our recently completed acquisitions of real estate investments.

Status of the Offering

We commenced our initial public offering of 150,000,000 shares of common stock on January 25, 2008.  As of June 4, 2010, we had issued 27,229,001 shares of common stock, including 339,077 shares issued in connection with an acquisition in March 2008.  Total gross proceeds from these issuances were $268.9 million.  As of June 4, 2010, the aggregate value of all share issuances and subscriptions outstanding was $272.0 million based on a per share value of $10.00 (or $9.50 per share for shares issued under the DRIP).  We will offer these shares until January 25, 2011, provided that the offering will be terminated if all of the shares are sold before then.

Annual Meeting of Stockholders

On Monday, May 17, 2010, we held our 2010 Annual Meeting of Stockholders (the “Annual Meeting”).  At the Annual Meeting, holders of our common stock voted to re-elect each of Nicholas S. Schorsch, William M. Kahane, Leslie D. Michelson, William G. Stanley and Robert H. Burns as members of our Board of Directors to serve for terms expiring at the 2011 annual meeting of stockholders and until their respective successors have been duly elected and qualified.  No other matters were presented to our stockholders for consideration at the Annual Meeting.

Annual Meeting of the Board of Directors

On Monday, May 17, 2010, the Board of Directors held its 2010 Annual Meeting (the “Annual Board Meeting”).  At the Annual Board Meeting, the members of the Board of Directors unanimously approved the appointment of the following individuals to the offices set forth opposite their respective names, to hold office, subject to our Bylaws, until the 2011 annual meeting of the Board of Directors or until their successors have been elected:

Name	Title

Nicholas S. Schorsch	Chief Executive Officer

William M. Kahane	President, Chief Operating Officer and Treasurer

Peter M. Budko	Executive Vice President and Chief Investment Officer

Brian S. Block	Executive Vice President and Chief Financial Officer

Michael Weil	Executive Vice President and Secretary

After due and careful consideration, taking into account the following factors, among others: (i) the compensation paid by us to Realty Capital Securities, LLC, our dealer manager, American Realty Capital Properties, LLC, our property manager, and American Realty Capital Advisors, LLC, our advisor; (ii) the size, composition and profitability of our real estate portfolio; (iii) the individual performance of each of our dealer manager, property manager and advisor; and (iv) the rates charged to similarly structured REITs by dealer managers, property managers and advisors performing similar services, each of Leslie D. Michelson, William G. Stanley and Robert H. Burns, our independent directors, approved the renewed retention of each of Realty Capital Securities, LLC, American Realty Capital Properties, LLC and American Realty Capital Advisors, LLC, pursuant to our existing dealer manager agreement, management agreement and advisory agreement, respectively.

Grant of Stock Options to Independent Directors

Our stock option plan provides for the automatic grant of a nonqualified stock option to each of our independent directors, without any further action by our Board of Directors or the stockholders, to purchase 3,000 shares of our common stock on the date of each annual stockholder’s meeting. Accordingly, on May 17, 2010, the date of the Annual Meeting, each of Leslie D. Michelson, William G. Stanley and Robert H. Burns were granted an option to purchase 3,000 shares of common stock.  The exercise price is $10 per share and vest 100% two years after the anniversary.

Grant of Restricted Shares to Independent Directors

Our restricted share plan provides for the automatic grant of 3,000 restricted shares of common stock to each of our independent directors, without any further action by our Board of Directors or the stockholders, on the date of each annual stockholder’s meeting.  Accordingly, on May 17, 2010, the date of the Annual Meeting, each of Leslie D. Michelson, William G. Stanley and Robert H. Burns were granted 3,000 restricted shares of common stock.  The restricted shares vest over a five year period following the first anniversary of the grant date in increments of 20% per annum.

Compliance with the American Jobs Creation Act

The following disclosure replaces the first paragraph under the section captioned “Compliance with the American Jobs Creation Act on page 7 of our Prospectus.

As part of our strategy for compensating our independent directors, we have issued, and we intend to issue, options to purchase our common stock under our independent directors’ stock option plan, and we intend to issue, restricted share awards under our employee and director incentive restricted share plan, each of which described above.  This method of compensating individuals may possibly be considered to be a “nonqualified deferred compensation plan” under Section 409A of the Internal Revenue Code.

Compensation to Advisor and its Affiliates

The following disclosure is added to the second paragraph of the second column of the table on  page 9 of our Prospectus under the section captioned “Compensation to Advisor and its Affiliates.”

“We will not be entitled to the Subordinated Participation in Net Sale Proceeds unless our investors have received a 6% cumulative non-compounded return on their capital contributions.”

The following disclosure is added to the last paragraph of the second column of the table on page 9 of our Prospectus under the section captioned “Compensation to Advisor and its Affiliates.”

“We will not be entitled to the Subordinated Incentive Listing Fee unless our investors have received a 6% cumulative non-compounded return on their capital contributions.”

Risk Factors

The following disclosure replaces the second risk factor on page 15 of our Prospectus under the section captioned “Risk Factors – Risks Related to an Investment in American Realty Capital Trust, Inc.”

If our advisor loses or is unable to obtain key personnel, our ability to implement our investment strategies could be delayed or hindered, which could adversely affect our ability to make distributions and the value of your investment.

Our success depends to a significant degree upon the contributions of certain of our executive officers and other key personnel of our advisor, including Nicholas S. Schorsch and William M. Kahane, each of whom would be difficult to replace.  Our advisor does not have an employment agreement with any of these key personnel and we cannot guarantee that all, or any particular one, will remain affiliated with us and/or our advisor.  If any of our key personnel were to cease their affiliation with our advisor, our operating results could suffer.  We maintain separate key man life insurance policies on each Nicholas S. Schorsch, William M. Kahane, Brian S. Block, Peter M. Budko and Michael Weil.  We believe that our future success depends, in large part, upon our advisor’s ability to hire and retain highly skilled managerial, operational and marketing personnel.  Competition for such personnel is intense, and we cannot assure you that our advisor will be successful in attracting and retaining such skilled personnel.  If our advisor loses or is unable to obtain the services of key personnel, our ability to implement our investment strategies could be delayed or hindered, and the value of your investment may decline.

The Advisory Agreement

The following disclosure is is added as: (i) the third full paragraph on page 49 of our Prospectus under the section captioned “The Advisory Agreement”;  (ii) the second full paragraph on page 50 of our Prospectus under the section captioned “Affiliated Companies – American Realty Capital II, LLC”; (iii) the second full paragraph under the section “Certain Relationships and Related Transactions – Advisory Agreement” on page 53 of our Prospectus; and supplements footnotes 13 and 14 under the section captioned “Management Compensation” on page 59 of our Prospectus

On June 2, 2010, we and American Realty Capital Operating Partnership, L.P. entered into an amended and restated advisory agreement with American Realty Capital Advisors, LLC which amended the advisory agreement to provide that in the event our Board of Directors decides to internalize any management services provided by American Realty Capital Advisors, LLC, neither we nor American Realty Capital Operating Partnership, L.P. will pay any compensation to American Realty Capital Advisors, LLC or its affiliates in connection with the internalization transaction.

Management Compensation

The following disclosure is added to the third paragraph of the second column of the table on page 57 of our Prospectus under the section captioned “Management Compensation.”

American Realty Capital II, LLC will not be entitled to the Subordinated Participation in Net Sale Proceeds unless our investors have received a 6% cumulative non-compounded return on their capital contributions.

The following disclosure is added to the fourth paragraph of the second column of the table on  page 57 of our Prospectus under the section captioned “Management Compensation.”

American Realty Capital II, LLC will not be entitled to the Subordinated Incentive Listing Fee unless our investors have received a 6% cumulative non-compounded return on their capital contributions.

Real Property Investments

The following disclosure is added to the section of our Prospectus under the section captioned “Real Property Investments” on pages 87-104 of the Prospectus.

Advance Auto Parts, Inc. Portfolio

On June 4, 2010, we acquired three build-to-suit free standing, fee simple retail auto parts stores for Advance Auto Parts, Inc. (the “Advance Auto Portfolio”) for $3,683,000 inclusive of all closing costs and fees.  The Advance Auto Portfolio contains 19,253 square feet of gross leasable area.  The properties are located in Harvest, Alabama, Vicksburg, Mississippi and Crystal Springs, Mississippi. The tenant of the Advance Auto Portfolio is Advance Co., Inc., which is rated BBB- by Standard & Poor’s.  This acquisition brings the number of retail auto parts stores for Advance Auto Parts, Inc. that we own to four.  In December 2009, we acquired a store from Advance Auto Parts, Inc. in Plainfield, Mississippi.

The primary lease term is 15 years, with an average of 13.1 years currently remaining.  The leases do not contain rent escalations during the primary term and are double net whereby the landlord is responsible for roof and structure.  The leases provide for three renewal options of 5 years each with 5% rental increase at each option.  The average annual base rent for the initial term is approximately $308,000.  The lease also provides for the payment of a percentage of sales over certain sales thresholds.

Advance Auto Parts, Inc. (NYSE: AAP) is a specialty retailer of automotive aftermarket parts, accessories, batteries and maintenance items primarily operating within the United States.  The company’s stores carry a product line for cars, vans, sport utility vehicles and light trucks. Advance Auto Parts, Inc. operates in two business segments: Advance Auto Parts (“Advance Auto Parts”) and Autopart International (“Autopart International”).  As of January 2, 2010, Advance Auto Parts operated 3,264 stores in Northeastern, Southeastern, and Midwestern regions of the United States as well as 26 stores in Puerto Rico and the Virgin Islands, had assets of $3.1 billion.  Autopart International operates as an independent, wholly owned subsidiary primarily serving the commercial market.

We acquired the Advance Auto Portfolio with proceeds from the sale of our common stock.  We may finance the acquisition post closing, however, there is no guarantee that we will be able to obtain financing on terms that we believe are favorable or at all.

Super Stop & Shop

On June 4, 2010, we acquired a free standing, fee simple supermarket for a Super Stop & Shop (the “Stop & Shop Property”) in Nanuet, New York for $23,807,000, inclusive of all closing costs and fees.  The Stop & Shop Property contains 59,032 square feet of gross leasable area.  The tenant of the Stop & Shop Property is The Stop & Shop Supermarket Company ( “Stop & Shop,” formerly known as “Stop & Shop, Inc.”), successor in interest to Shaw’s Supermarket, Inc.  The lease is guaranteed by J. Sainsbury, plc and Koninklijke Ahold N.V. (S&P: BBB).

The original lease term at commencement was 25.5 years with 12.7 years currently remaining.  The lease contains contractual rental escalations of approximately 7.5% every 5 years and provides two renewal options of 10 years and 1 option of 4 years 3 months.  The lease is triple net whereby Stop & Shop is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent.  The average annual base rent on a straight line basis for the initial term is approximately $1,946,000.

Stop & Shop operates over 375 stores throughout the following 6 states: Massachusetts, Rhode Island, Connecticut, New Hampshire, New York, and New Jersey.  The supermarket chain employs 59,000 associates from the communities where the stores are located. Stop & Shop was founded in 1914 in Somerville, Massachusetts by the Rabinowitz family as the Economy Grocery Stores Company.  By 1947, Economy Grocery Stores had grown into a chain of 86 supermarkets and the name of the company was changed to Stop & Shop, Inc.  In 1996, Koninklijke Ahold N.V. (“Royal Ahold”) acquired Stop & Shop, Inc.  Royal Ahold is a public limited liability company registered in the Netherlands and listed on Euronext’s Amsterdam Stock Exchange.  Royal Ahold is is one of the largest, international food retailing groups in the world operating leading supermarket companies in Europe and the United States.

We acquired of the Stop & Shop Property with proceeds from the sale of our common stock.  We may finance the acquisition post closing, however, there is no guarantee that we will be able to obtain financing on terms that we believe are favorable or at all.